FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated October 26, 2010 entitled, "CN reports Q3-2010 net income of C$556 million, or C$1.19 per diluted share. Supply chain collaboration focus helps drive increased grain, coal and intermodal traffic.”

2.	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

3.	Management’s Discussion and Analysis (U.S. GAAP)

4.	Certificate of CEO

5.	Certificate of CFO

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Item 1

North America’s Railroad

CN reports Q3-2010 net income of C$556 million,
or C$1.19 per diluted share

Supply chain collaboration focus helps drive
 increased grain, coal and intermodal traffic

MONTREAL, Oct. 26, 2010 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2010.

Third-quarter 2010 highlights
•	Net income increased by 21 per cent to C$556 million.
•	Diluted earnings per share (EPS) of C$1.19 increased by 23 per cent over reported diluted third-quarter 2009 EPS, and by 27 per cent over adjusted diluted EPS for the same period of last year. (1)
•	Revenues grew by 15 per cent to C$2,122 million, while carloadings increased 18 per cent, and revenue ton-miles rose nine per cent.
•	Operating income increased by 21 per cent to C$834 million.
•	Operating ratio improved by two points to 60.7 per cent.
•	Nine-month free cash flow totalled C$938 million, up from C$657 million generated during the comparable period of 2009. (1)

Claude Mongeau, president and chief executive officer, said: “CN had very strong results, posting increased third-quarter net income driven by solid revenue growth, effective cost control and improved productivity. Greater freight volumes in almost all markets reflected the continued recovery in North American and global economies.

“CN’s impressive performance is more than an economic recovery story. We are starting to see dividends from our new supply chain initiatives, which are designed to help our customers grow their business and position CN to handle a greater amount of that traffic. Since the beginning of the year, we’ve innovated on a number of fronts, ranging from scheduled grain service in Western Canada, to collaboration agreements with Canada’s major ports and level of service pacts with terminal operators, to a new end-to-end supply chain focus on Western Canada export coal traffic.

“There are some encouraging signs. During the first nine months of 2010, Canadian grain volumes approached a level not seen since the 1996/1997 Canadian bumper crop-year. Overseas intermodal traffic reached a record high for the nine-month 2010 period – up 25 per cent from 2009.  And Canadian coal traffic increased by a full 75 per cent from the comparable nine-month period of 2009.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

“Looking forward, CN is convinced that deeper customer engagement and supply chain innovation will deliver value to customers and help CN create value for its shareholders.”

Net income for the first nine months of 2010 was C$1,601 million, or C$3.39 per diluted share, up from C$1,272 million, or C$2.69 per diluted share, for the comparable period of 2009.

Adjusted net income for the first nine months of 2010 was C$1,470 million, or C$3.11 per diluted share, compared with adjusted net income of C$1,109 million, or C$2.34 per diluted share, for the comparable period of 2009. (1)

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s 2010 third-quarter and first-nine-month net income would have been higher by C$15 million, or C$0.03 per diluted share, and C$91 million, or C$0.19 per diluted share, respectively. (1)

Third-quarter 2010 revenues, traffic volumes and expenses
The 15 per cent rise in third-quarter revenues mainly resulted from significantly higher freight volumes in almost all markets as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for coal (28 per cent), metals and minerals (24 per cent), automotive (22 per cent), intermodal (19 per cent), petroleum and chemicals (10 per cent), grain and fertilizers (seven per cent), and forest products (four per cent).

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased nine per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by five per cent, largely owing to the impact of a higher fuel surcharge, freight rate increases and a decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Operating expenses for the third quarter of 2010 increased by 11 per cent, largely because of higher fuel costs, higher casualty and other expenses, and increased labor and fringe benefits expenses. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

2010 outlook (2)
CN remains comfortable with the financial guidance it issued on July 22, 2010. The Company believes it has the scope to achieve an increase of approximately 25 per cent in 2010 adjusted diluted EPS over 2009 adjusted diluted EPS of C$3.24. CN also expects to achieve free cash flow for 2010 in the range of C$1.1 billion. The free cash flow outlook is based on the Company’s year-to-date performance, including proceeds from a Toronto rail-line sale in the first quarter, lower cash taxes, and additional voluntary pension plan contributions of C$300 million to improve the CN Pension Plan’s funded status.

1) See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.

2) See Forward-Looking Statements below for a summary of the key assumptions and risks regarding CN’s 2010 outlook.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions

CN remains comfortable with the 2010 outlook it announced on July 22, 2010, in the Company’s second-quarter financial results news release.

CN believes it has the scope to achieve an increase of approximately 25 per cent in 2010 adjusted diluted EPS over 2009 adjusted diluted EPS of C$3.24. In addition, CN expects to achieve free cash flow for 2010 in the range of C$1.1 billion. This current outlook is based on the following assumptions: 2010 North American industrial production increasing in the range of five per cent; U.S. housing starts to be about 675,000 units; CN carload growth, in percentage terms, in the mid-teens, along with Company pricing improvement of about 3.5 per cent; a Canadian-U.S. exchange rate for 2010 in the range of C$0.95 to par; the price of crude oil (West Texas Intermediate) to be in the range of US$75 to US$80 per barrel; and investment of approximately C$1.6 billion in Company capital programs. In addition, CN expects that U.S. motor vehicle sales will be approximately 11.5 million units for 2010. Although the Company anticipates the 2010/2011 Canadian grain crop will be below the five-year average, its impact on 2010 results is expected to be modest. CN is also assuming a strong U.S. crop, and has benefited from a good carry-over stock from the 2009/2010 Canadian grain crop.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)
Item 2

	Three months ended		Nine months ended
	September 30		September 30

	2010	2009	2010	2009
	(Unaudited)
Revenues	$2,122	$1,845	$6,180	$5,485

Operating expenses
Labor and fringe benefits	437	416	1,321	1,283
Purchased services and material	246	227	754	771
Fuel	249	205	757	586
Depreciation and amortization	204	191	614	593
Equipment rents	61	66	181	218
Casualty and other	91	51	303	281
Total operating expenses	1,288	1,156	3,930	3,732

Operating income	834	689	2,250	1,753

Interest expense	(90)	(97)	(273)	(317)
Other income (Note 2)	24	21	200	191
Income before income taxes	768	613	2,177	1,627

Income tax expense (Note 6)	(212)	(152)	(576)	(355)
Net income	$556	$461	$1,601	$1,272

Earnings per share (Note 9)
Basic	$1.20	$0.98	$3.42	$2.71
Diluted	$1.19	$0.97	$3.39	$2.69

Weighted-average number of shares
Basic	464.6	469.4	468.1	468.8
Diluted	468.4	473.8	471.9	473.1
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	September 30	December 31	September 30
	2010	2009	2009
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$548	$352	$233
Accounts receivable (Note 3)	810	797	849
Material and supplies	271	170	237
Deferred income taxes	55	105	70
Other	127	66	60
	1,811	1,490	1,449

Properties	22,646	22,630	22,454
Intangible and other assets	1,571	1,056	1,849

Total assets	$26,028	$25,176	$25,752

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,193	$1,167	$1,159
Current portion of long-term debt	109	70	89
	1,302	1,237	1,248

Deferred income taxes	5,442	5,119	5,363
Other liabilities and deferred credits	1,310	1,196	1,227
Long-term debt	6,117	6,391	6,511

Shareholders' equity:
Common shares	4,270	4,266	4,239
Accumulated other comprehensive loss	(973)	(948)	(288)
Retained earnings	8,560	7,915	7,452
	11,857	11,233	11,403

Total liabilities and shareholders' equity	$26,028	$25,176	$25,752
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

Three months ended			Nine months ended
September 30			September 30
	2010	2009	2010	2009
(Unaudited)
Common shares (1)
Balance, beginning of period	$4,275	$4,203	$4,266	$4,179
Stock options exercised and other	30	36	109	60
Share repurchase program (Note 3)	(35)	-	(105)	-
Balance, end of period	$4,270	$4,239	$4,270	$4,239

Accumulated other comprehensive loss
Balance, beginning of period	$(929)	$(207)	$(948)	$(155)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(208)	(552)	(129)	(884)
Translation of US dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	202	541	122	863
Pension and other postretirement benefit plans (Note 5):
Amortization of prior service cost included in net
periodic benefit cost	1	1	2	2
Amortization of net actuarial loss included in net
periodic benefit cost (income)	1	-	2	1
Derivative instruments	-	-	(1)	-
Other comprehensive loss before income taxes	(4)	(10)	(4)	(18)
Income tax expense	(40)	(71)	(21)	(115)
Other comprehensive loss	(44)	(81)	(25)	(133)
Balance, end of period	$(973)	$(288)	$(973)	$(288)

Retained earnings
Balance, beginning of period	$8,331	$7,110	$7,915	$6,535
Net income	556	461	1,601	1,272
Share repurchase program (Note 3)	(202)	-	(578)	-
Dividends	(125)	(119)	(378)	(355)
Balance, end of period	$8,560	$7,452	$8,560	$7,452
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2010, the Company issued 0.8 million and 2.9 million common shares, respectively, as a result of stock options exercised and repurchased 3.8 million and 11.5 million common shares, respectively, under its current share repurchase program. At September 30, 2010, the Company had 462.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	(Unaudited)
Operating activities
Net income	$556	$461	$1,601	$1,272
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	204	191	614	593
Deferred income taxes	233	96	344	146
Gain on disposal of property (Note 2)	-	-	(152)	(157)
Other changes in:
Accounts receivable	(35)	(31)	(22)	(2)
Material and supplies	(18)	16	(102)	(33)
Accounts payable and other	(187)	(51)	12	(192)
Other current assets	13	45	25	86
Other	(278)	(77)	(376)	(113)
Cash provided from operating activities	488	650	1,944	1,600

Investing activities
Property additions	(389)	(342)	(824)	(838)
Acquisitions, net of cash acquired (Note 2)	-	-	-	(373)
Disposal of property (Note 2)	-	7	167	157
Other, net	3	13	21	50
Cash used by investing activities	(386)	(322)	(636)	(1,004)

Financing activities
Issuance of long-term debt	-	185	-	1,625
Reduction of long-term debt	(118)	(611)	(158)	(2,070)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	27	34	101	49
Repurchase of common shares	(237)	-	(683)	-
Dividends paid	(125)	(119)	(378)	(355)
Cash used by financing activities	(453)	(511)	(1,118)	(751)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	3	(15)	6	(25)
Net increase (decrease) in cash and cash equivalents	(348)	(198)	196	(180)
Cash and cash equivalents, beginning of period	896	431	352	413
Cash and cash equivalents, end of period	$548	$233	$548	$233

Supplemental cash flow information
Net cash receipts from customers and other	$2,053	$1,802	$6,203	$5,540
Net cash payments for:
Employee services, suppliers and other expenses	(1,041)	(930)	(3,349)	(3,270)
Interest	(92)	(107)	(264)	(306)
Personal injury and other claims	(16)	(21)	(47)	(86)
Pensions	(307)	(57)	(413)	(85)
Income taxes	(109)	(37)	(186)	(193)
Cash provided from operating activities	$488	$650	$1,944	$1,600
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2010, December 31, 2009, and September 30, 2009, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2010 and 2009.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2009 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2009 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Acquisition and disposal of property

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow to be released in accordance with the terms of the agreement. As at September 30, 2010, a minimal amount remained in escrow. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009 - Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company (EJ&E), a short-line railway that operates over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (Cdn$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of $49 million ($30 million after-tax) were expensed and reported in Casualty and other in the Consolidated Statement of Income in the first half of 2009.

2009 - Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 3 - Financing activities

Revolving credit facility
As at September 30, 2010, the Company had letters of credit drawn on its US$1 billion revolving credit facility, expiring in October 2011, of $438 million ($421 million as at December 31, 2009). As at September 30, 2010, the Company had no outstanding borrowings under its revolving credit facility or commercial paper program (nil as at December 31, 2009).

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which now stands at $100 million until January 31, 2011, to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will return to $600 million until the expiry of the program.
As at September 30, 2010, the Company had no receivables sold under this program. As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets.

Share repurchase program
In January 2010, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
The following table provides the 2010 activity under the current share repurchase program:

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Number of common shares repurchased (millions) (1)	3.8	11.5
Weighted-average price per share	$62.26	$59.35
Amount of repurchase (millions)	$237	$683
(1) Includes common shares purchased pursuant to private agreements between the Company and arm’s-length third-party sellers.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2009 Annual Consolidated Financial Statements. The following table provides the total compensation expense for awards under all plans that was recorded, as well as the related total tax benefits recognized in income, for the three and nine months ended September 30, 2010 and 2009.

	Three months ended September 30		Nine months ended September 30
In millions	2010	2009	2010	2009

Cash settled awards
Restricted share unit plan	$22	$14	$61	$31
Voluntary Incentive Deferral Plan (VIDP)	9	10	15	24
	31	24	76	55
Stock option awards	3	2	8	11
Total compensation expense	$34	$26	$84	$66

Total tax benefit recognized in income	$8	$8	$21	$19

Cash settled awards
Following approval by the Board of Directors in January 2010, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. As at September 30, 2010, 0.2 million RSUs remained authorized for future grant under this plan.

The following table provides the 2010 activity for all cash settled awards:

	RSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2009	1.5	0.7	-	1.6
Granted	0.5	-	-	-
Vested during year	-	-	-	0.1
Payout	-	(0.7)	-	(0.2)
Outstanding at September 30, 2010	2.0	-	-	1.5

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)	Total
						2003
Year of grant	2010	2009	2008	2007	2006	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Nine months ended September 30, 2010	$9	$29	$23	$-	N/A	$15	$76
Nine months ended September 30, 2009	N/A	$18	$4	$11	$(2)	$24	$55

Liability outstanding
September 30, 2010	$9	$42	$34	$-	N/A	$100	$185
December 31, 2009	N/A	$13	$11	$38	N/A	$102	$164

Fair value per unit
September 30, 2010 ($)	$44.17	$62.94	$65.45	N/A	N/A	$65.80	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2010	$-	$-	$-	N/A	N/A	$1	$1
Nine months ended September 30, 2009	N/A	$-	$-	$-	N/A	$1	$1

Nonvested awards at September 30, 2010
Unrecognized compensation cost	$13	$12	$1	N/A	N/A	$1	$27
Remaining recognition period (years)	2.3	1.3	0.3	N/A	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$65.80	$65.80	$65.80	N/A	N/A	$65.80	N/A
Expected stock price volatility (5)	28%	29%	20%	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.3	1.3	0.3	N/A	N/A	N/A	N/A
Risk-free interest rate (7)	1.41%	1.26%	0.87%	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$1.08	$1.08	$1.08	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at September 30, 2010.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2010, the Company has granted 0.7 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2010, 11.6 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2010, including conventional and performance-accelerated options, was 7.2 million and 2.2 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2010. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2010 at the Company’s closing stock price of $65.80.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2009 (1)	11.6	$30.98
Granted	0.7	$54.75
Exercised	(2.9)	$25.49
Outstanding at September 30, 2010 (1)	9.4	$34.15	4.5	$295
Exercisable at September 30, 2010 (1)	7.1	$30.31	3.3	$251
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2010	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2010	$4	$2	$1	$1	$-	N/A	$8
Nine months ended September 30, 2009	N/A	$8	$1	$1	$1	$-	$11

Fair value per unit
At grant date ($)	$13.09	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2010	$-	$4	$3	$3	$3	$-	$13
Nine months ended September 30, 2009	N/A	$-	$3	$3	$3	$3	$12

Nonvested awards at September 30, 2010
Unrecognized compensation cost	$5	$4	$2	$-	$-	$-	$11
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	-	N/A

Assumptions
Grant price ($)	$54.75	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	28%	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.4	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	2.45%	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.08	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three and nine months ended September 30, 2010 and 2009, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended		Nine months ended
	September 30		September 30
In millions	2010	2009	2010	2009
Service cost	$27	$21	$80	$65
Interest cost	209	222	627	665
Expected return on plan assets	(253)	(252)	(757)	(756)
Recognized net actuarial loss	1	1	3	4
Net periodic benefit (income)	$(16)	$(8)	$(47)	$(22)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Nine months ended
	September 30		September 30
In millions	2010	2009	2010	2009
Service cost	$1	$-	$3	$2
Interest cost	3	4	11	12
Curtailment gain	-	-	-	(3)
Amortization of prior service cost	1	1	2	2
Recognized net actuarial gain	-	(1)	(1)	(3)
Net periodic benefit cost	$5	$4	$15	$10

In 2010, the Company expects to make contributions of approximately $430 million for all its pension plans, including its defined contribution plans. Of the $430 million, $300 million represents additional voluntary contributions made to strengthen the financial position of the Company’s main pension plan, the CN Pension Plan, and the remainder mainly represents current service costs. As of September 30, 2010, the Company has contributed $413 million to its pension plans.
Additional information relating to the plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2009 Annual Consolidated Financial Statements.

Note 6 – Income taxes

The Company recorded income tax expense of $212 million for the three months ended September 30, 2010 and $576 million for the nine months ended September 30, 2010, compared to $152 million and $355 million, respectively, for the same periods in 2009. Included in the 2009 figures was a deferred income tax recovery of $58 million, of which $15 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $12 million and $15 million, recorded in the second and first quarters, respectively, resulted from the enactment of lower provincial corporate income tax rates; and $16 million, recorded in the second quarter, resulted from the recapitalization of a foreign investment.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 - Major commitments and contingencies

A. Commitments
As at September 30, 2010, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $888 million ($854 million as at December 31, 2009). In addition, the Company has commitments in relation to the EJ&E acquisition to spend, over the next two years, approximately US$100 million for railroad infrastructure improvements and over US$60 million, over the next four years, under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional conditions imposed by the Surface Transportation Board (STB). The Company also has agreements with fuel suppliers to purchase approximately 87% of the estimated remaining 2010 volume, 48% of its anticipated 2011 volume, 32% of its anticipated 2012 volume, 26% of its anticipated 2013 volume and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
The Company becomes involved, from time to time, in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm for occupational and non-occupational disease claims. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2010, the Company had aggregate reserves for personal injury and other claims of $367 million, of which $85 million was recorded as a current liability ($344 million as at December 31, 2009, of which $106 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
As at September 30, 2010, the Company had aggregate accruals for environmental costs of $161 million, of which $33 million was recorded as a current liability ($103 million as at December 31, 2009, of which $38 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. In the third quarter of 2010, the Company accrued remediation costs associated with alleged contamination that are expected to be mostly recoverable from third parties. A receivable has been recorded in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2010 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2010, the maximum exposure in respect of these guarantees was $214 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2010, the maximum potential liability under these guarantees was $489 million, of which $426 million was for workers’ compensation and other employee benefits and $63 million was for equipment under leases and other. Of the $489 million of letters of credit and surety and other bonds, $438 million was drawn on the Company’s US$1 billion revolving credit facility. During 2010, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at September 30, 2010, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2010 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 8 – Financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2010 and December 31, 2009 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$25	$116	$22	$111
Financial liabilities
Long-term debt (including current portion)	$6,226	$7,464	$6,461	$7,152

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2010	2009	2010	2009

Net income	$556	$461	$1,601	$1,272

Weighted-average shares outstanding	464.6	469.4	468.1	468.8
Effect of stock options	3.8	4.4	3.8	4.3
Weighted-average diluted shares outstanding	468.4	473.8	471.9	473.1

Basic earnings per share	$1.20	$0.98	$3.42	$2.71
Diluted earnings per share	$1.19	$0.97	$3.39	$2.69

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was nil for both the three and nine months ended September 30, 2010, and  0.1 million and  0.5 million, respectively, for the corresponding periods in 2009.

Note 10 – Comparative figures

Certain figures previously reported in 2009 have been reclassified to conform with the basis of presentation adopted in 2010.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,887	1,656	5,521	4,953
Gross ton miles (GTM) (millions)	84,287	77,817	253,406	225,930
Revenue ton miles (RTM) (millions)	43,990	40,487	132,646	118,043
Carloads (thousands)	1,216	1,032	3,506	2,914
Route miles (includes Canada and the U.S.)	20,813	21,104	20,813	21,104
Employees (end of period)	22,163	21,579	22,163	21,579
Employees (average for the period)	22,141	21,610	21,880	21,899

Productivity

Operating ratio (%)	60.7	62.7	63.6	68.0
Rail freight revenue per RTM (cents)	4.29	4.09	4.16	4.20
Rail freight revenue per carload ($)	1,552	1,605	1,575	1,700
Operating expenses per GTM (cents)	1.53	1.49	1.55	1.65
Labor and fringe benefits expense per GTM (cents)	0.52	0.53	0.52	0.57
GTMs per average number of employees (thousands)	3,807	3,601	11,582	10,317
Diesel fuel consumed (US gallons in millions)	85.9	79.2	264.5	243.8
Average fuel price ($/US gallon)	2.56	2.36	2.57	2.21
GTMs per US gallon of fuel consumed	981	983	958	927

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.82	2.10	1.70	1.68
Accident rate per million train miles (2)	2.16	1.98	1.94	1.94

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	34.4	36.7	34.4	36.7
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2009 comparative figures have been restated in order to be consistent with the 2010 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30					Nine months ended September 30
	2010	2009	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav)	(1)	2010	2009	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav)	(1)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	341	309	10%	14%		991	958	3%	12%
Metals and minerals	227	183	24%	29%		647	539	20%	31%
Forest products	303	291	4%	8%		890	876	2%	11%
Coal	164	128	28%	31%		451	342	32%	39%
Grain and fertilizers	318	298	7%	10%		1,017	985	3%	10%
Intermodal	427	359	19%	20%		1,176	996	18%	21%
Automotive	107	88	22%	26%		349	257	36%	48%
Total rail freight revenues	1,887	1,656	14%	17%		5,521	4,953	11%	19%
Other revenues	235	189	24%	28%		659	532	24%	31%
Total revenues	2,122	1,845	15%	18%		6,180	5,485	13%	20%

Revenue ton miles (millions)
Petroleum and chemicals	7,696	7,470	3%	3%		23,240	22,111	5%	5%
Metals and minerals	4,301	3,422	26%	26%		12,289	9,487	30%	30%
Forest products	7,245	7,288	(1%)	(1%)		21,881	20,684	6%	6%
Coal	5,381	4,343	24%	24%		14,648	10,629	38%	38%
Grain and fertilizers	9,288	8,971	4%	4%		31,849	29,578	8%	8%
Intermodal	9,497	8,480	12%	12%		26,792	24,064	11%	11%
Automotive	582	513	13%	13%		1,947	1,490	31%	31%
	43,990	40,487	9%	9%		132,646	118,043	12%	12%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.29	4.09	5%	8%		4.16	4.20	(1%)	6%
Commodity groups:
Petroleum and chemicals	4.43	4.14	7%	11%		4.26	4.33	(2%)	7%
Metals and minerals	5.28	5.35	(1%)	3%		5.26	5.68	(7%)	1%
Forest products	4.18	3.99	5%	9%		4.07	4.24	(4%)	4%
Coal	3.05	2.95	3%	6%		3.08	3.22	(4%)	1%
Grain and fertilizers	3.42	3.32	3%	6%		3.19	3.33	(4%)	2%
Intermodal	4.50	4.23	6%	8%		4.39	4.14	6%	9%
Automotive	18.38	17.15	7%	11%		17.93	17.25	4%	13%

Carloads (thousands)
Petroleum and chemicals	141	132	7%	7%		413	385	7%	7%
Metals and minerals	257	189	36%	36%		746	497	50%	50%
Forest products	107	103	4%	4%		317	303	5%	5%
Coal	134	116	16%	16%		376	313	20%	20%
Grain and fertilizers	133	121	10%	10%		415	383	8%	8%
Intermodal	396	333	19%	19%		1,086	925	17%	17%
Automotive	48	38	26%	26%		153	108	42%	42%
	1,216	1,032	18%	18%		3,506	2,914	20%	20%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,552	1,605	(3%)	-		1,575	1,700	(7%)	(1%)
Commodity groups:
Petroleum and chemicals	2,418	2,341	3%	7%		2,400	2,488	(4%)	5%
Metals and minerals	883	968	(9%)	(5%)		867	1,085	(20%)	(13%)
Forest products	2,832	2,825	-	4%		2,808	2,891	(3%)	6%
Coal	1,224	1,103	11%	14%		1,199	1,093	10%	16%
Grain and fertilizers	2,391	2,463	(3%)	-		2,451	2,572	(5%)	2%
Intermodal	1,078	1,078	-	1%		1,083	1,077	1%	3%
Automotive	2,229	2,316	(4%)	-		2,281	2,380	(4%)	5%
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and nine months ended September 30, 2010, the Company reported adjusted net income of $556 million, or $1.19 per diluted share and $1,470 million, or $3.11 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2010 exclude the gain on sale of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).
For the three and nine months ended September 30, 2009, the Company reported adjusted net income of $446 million, or $0.94 per diluted share and $1,109 million, or $2.34 per diluted share, respectively. The adjusted figures for the three months ended September 30, 2009 exclude a deferred income tax recovery of $15 million ($0.03 per diluted share), which resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The adjusted figures for the nine months ended September 30, 2009 exclude the gain on sale of the Company’s Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share); EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per diluted share); and a deferred income tax recovery of $58 million ($0.12 per diluted share), of which $15 million ($0.03 per diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years, $27 million ($0.06 per diluted share) resulted from the enactment of lower provincial corporate income tax rates and $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2010 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2010 and 2009, to the adjusted performance measures presented herein.

	Three months ended			Nine months ended
	September 30, 2010			September 30, 2010

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,122	$-	$2,122	$6,180	$-	$6,180
Operating expenses	1,288	-	1,288	3,930	-	3,930
Operating income	834	-	834	2,250	-	2,250
Interest expense	(90)	-	(90)	(273)	-	(273)
Other income	24	-	24	200	(152)	48
Income before income taxes	768	-	768	2,177	(152)	2,025
Income tax expense	(212)	-	(212)	(576)	21	(555)
Net income	$556	$-	$556	$1,601	$(131)	$1,470
Operating ratio	60.7%		60.7%	63.6%		63.6%
Basic earnings per share	$1.20	$-	$1.20	$3.42	$(0.28)	$3.14
Diluted earnings per share	$1.19	$-	$1.19	$3.39	$(0.28)	$3.11

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Nine months ended
	September 30, 2009			September 30, 2009

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,845	$-	$1,845	$5,485	$-	$5,485
Operating expenses	1,156	-	1,156	3,732	(49)	3,683
Operating income	689	-	689	1,753	49	1,802
Interest expense	(97)	-	(97)	(317)	-	(317)
Other income	21	-	21	191	(157)	34
Income before income taxes	613	-	613	1,627	(108)	1,519
Income tax expense	(152)	(15)	(167)	(355)	(55)	(410)
Net income	$461	$(15)	$446	$1,272	$(163)	$1,109
Operating ratio	62.7%		62.7%	68.0%		67.1%
Basic earnings per share	$0.98	$(0.03)	$0.95	$2.71	$(0.35)	$2.36
Diluted earnings per share	$0.97	$(0.03)	$0.94	$2.69	$(0.35)	$2.34

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the three and nine months ended September 30, 2010 was 1.04 for both periods and 1.10 and 1.17, respectively, for 2009.
On a constant currency basis, the Company’s 2010 third quarter and first nine-month net income would have been higher by $15 million, or $0.03 per diluted share and $91 million, or $0.19 per diluted share, respectively. The following table presents a reconciliation of 2010 net income as reported to net income on a constant currency basis:

	Three months ended	Nine months ended
In millions	September 30	September 30
Net income, as reported	$556	$1,601
Add back:
Negative impact due to the strengthening Canadian dollar included in net income	12	61
Add:
Increase due to the strengthening Canadian dollar on additional year-over-year US$ net income	3	30
Impact of foreign exchange using constant currency rates	15	91
Net income, on a constant currency basis	$571	$1,692

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company utilized $20 million and generated $938 million of free cash flow for the three and nine months ended September 30, 2010, respectively, compared to generated free cash flow of $194 million and $657 million, respectively, for the same periods in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
In millions	2010	2009	2010	2009

Cash provided from operating activities	$488	$650	$1,944	$1,600
Cash used by investing activities	(386)	(322)	(636)	(1,004)
Cash provided before financing activities	102	328	1,308	596

Adjustments:
Change in accounts receivable securitization	-	-	2	68
Dividends paid	(125)	(119)	(378)	(355)
Acquisition of EJ&E	-	-	-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	3	(15)	6	(25)
Free cash flow	$(20)	$194	$938	$657

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Item 3
Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2010 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2009 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,800 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2009, no individual commodity group accounted for more than 18% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 28% from transborder traffic, 24% from Canadian domestic traffic and 29% from overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information, to the Company’s 2009 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. With a commitment to stay engaged with customers and by leveraging the strength of its franchise, the Company seeks to provide quality and cost-effective service that creates value for its customers. CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on investment, as well as various key operating metrics, including safety metrics that the Company focuses on to measure efficiency and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on investment, CN seeks to deliver increased shareholder value. At the beginning of 2010, the Company’s Board of Directors approved an increase of 7% to the quarterly dividend to common shareholders, from $0.2525 to $0.2700, as well as a share repurchase program to be funded mainly from cash generated from operations. The share repurchase program allows for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

CN’s business model is anchored on five corporate values: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Employees are encouraged to share these values and promote them in their day-to-day work. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

Providing quality service, controlling costs and focusing on asset utilization
Although many industries, including transportation, have been impacted by the recent economic conditions, the basic driver of the Company’s business has remained intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times has been and will continue to be the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
As a result of the recession in the North American economy and the contraction of the global economy in 2009, most of the Company’s commodity groups were significantly impacted, including forest products, automotive, petroleum and chemicals, metals and minerals and intermodal. The Company made the necessary changes to its operations to reflect the reduced freight volumes and imposed cost-reduction measures. The productivity gains achieved during 2009 and into 2010 position the Company well for the future.
In 2010, the Company is benefitting from a recovery in many markets reflecting a strengthening global economy, an increase in North American industrial production, a turnaround in automotive production and a modest improvement in housing and related segments.
To continue to meet its long-term business plan objectives, the Company’s focus remains on top-line growth through its pricing-to-value strategy, its “first mile-last mile” initiative which focuses on improving customer service at origin and destination, and on other opportunities that extend beyond the business cycle, such as the development of facilities to support offshore opportunities; integrated transportation solutions; collaboration with supply chain partners to improve the overall offering to the customer; market share gains versus truck; commodities related to oil and gas development in western Canada; and opportunities in the bulk sector. The Company is also focused on emerging market opportunities related to the transportation of sustainable energy products, which include biodiesel, ethanol, wind turbine components and wood pellets.
To operate efficiently and safely while maintaining a high level of customer service, the Company will continue to leverage its unique North American franchise consisting of its rail network, unique network of ports and efficient international trade gateways and complementary non-rail service offerings; and its superior business model. The Company plans to continue to invest in capital programs to maintain a safe railway and pursue strategic initiatives to improve its franchise. The Company continuously seeks productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of new locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, these locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offers train-mile savings, allows for efficient long-train operations and reduces wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

CN’s capital programs support the Company’s commitment to its corporate values and strategy and its ability to grow the business profitably. In 2010, CN plans to invest approximately $1.6 billion on capital programs, of which approximately $950 million is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (EJ&E) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western Canada. CN’s equipment spending, targeted to reach approximately $350 million in 2010, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 99 new high-horsepower locomotives. CN also expects to spend approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity. See the Liquidity and capital resources section of this MD&A for property additions in the nine-month period ended September 30, 2010.
The Company also invests in various strategic initiatives to expand the scope of its business. A key initiative was the acquisition of the EJ&E lines in 2009, intended to drive new efficiencies and operating improvements on CN's network as a result of streamlined rail operations and reduced congestion.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its credit ratios, and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Committing to safety and sustainability
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company proactively participates in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2010, the Company’s sustainability practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America for the second year in a row. CN is the only railway named to the DJSI North America.

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The forward-looking statements provided herein and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the three and nine months ended September 30, 2010 was 1.04 for both periods and 1.10 and 1.17, respectively, for 2009. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that the Company is benefitting from a recovery in many markets reflecting an economic turnaround; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities, and the Company benefitting from a recovery in many markets reflecting an economic turnaround
- Gradual recovery in the North American economy
- Improving global economic conditions
- Long-term growth opportunities being less affected by current economic conditions
- Improving production rates in specific industries
- Improving carload traffic
Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending	- Gradual recovery in the North American economy
- Improving global economic conditions
- Adequate credit ratios
- Investment grade credit rating
- Access to capital markets
- Adequate cash generated from operations
Statements relating to pension contributions	- Reasonable level of funding as determined by actuarial valuations
- Adequate return on investment on pension plan assets
- Adequate cash generated from operations

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

Financial and statistical highlights

	Three months ended September 30		Nine months ended September 30
$ in millions, except per share data, or unless otherwise indicated	2010	2009	2010	2009
	(Unaudited)
Financial results
Revenues	$2,122	$1,845	$6,180	$5,485
Operating income (1)	$834	$689	$2,250	$1,753
Net income (1) (2) (3)	$556	$461	$1,601	$1,272

Operating ratio (1)	60.7%	62.7%	63.6%	68.0%

Basic earnings per share (1) (2) (3)	$1.20	$0.98	$3.42	$2.71
Diluted earnings per share (1) (2) (3)	$1.19	$0.97	$3.39	$2.69

Dividend declared per share	$0.2700	$0.2525	$0.8100	$0.7575

Financial position
Total assets	$26,028	$25,752	$26,028	$25,752
Total long-term financial liabilities and other	$12,869	$13,101	$12,869	$13,101
Statistical operating data and productivity measures (4)
Employees (average for the period)	22,141	21,610	21,880	21,899
Gross ton miles (GTM) per average number of employees (thousands)	3,807	3,601	11,582	10,317
GTMs per US gallon of fuel consumed	981	983	958	927

(1)	The figures for the nine months ended September 30, 2009 include $49 million or $30 million after-tax ($0.06 per basic or diluted share), for EJ&E acquisition-related costs.

(2)	The figures for the nine months ended September 30, 2010 include a gain on sale of the Company's Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).

(3)
The figures for the three and nine months ended September 30, 2009 include a deferred income tax recovery of $15 million ($0.03 per basic or diluted share) and $58 million ($0.12 per basic or diluted share), respectively. Of the $58 million, $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years, $27 million ($0.06 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates and $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment. The figures for the nine months ended September 30, 2009 also include a gain on sale of the Company's Weston subdivision of $157 million or $135 million after-tax ($0.29 per basic or diluted share).

(4)	Based on estimated data available at such time and subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial results

Third quarter and first nine months of 2010 compared to corresponding periods in 2009

Third quarter 2010 net income was $556 million, an increase of $95 million, or 21%, when compared to the same period in 2009, with diluted earnings per share rising 23% to $1.19. Net income for the nine months ended September 30, 2010 was $1,601 million, an increase of $329 million, or 26%, when compared to the same period in 2009, with diluted earnings per share rising 26% to $3.39.
The Company’s results of operations in 2010 reflect a recovery in many of its markets as compared to 2009 when the Company experienced significant weakness across markets due to economic conditions. Included in the results for the nine months ended September 30, 2010 was the gain on sale of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share). Included in the results for the three and nine months ended September 30, 2009 was a deferred income tax recovery of $15 million ($0.03 per basic or diluted share) and $58 million ($0.12 per basic or diluted share), respectively. Of the $58 million, $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years, $27 million ($0.06 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates and $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment. The figures for the nine months ended September 30, 2009 also include a gain on sale of the Company's Weston subdivision of $157 million or $135 million after-tax ($0.29 per basic or diluted share) and EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per basic or diluted share).
Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $12 million ($0.03 per basic or diluted share) to net income in the third quarter of 2010 and $61 million ($0.13 per basic or diluted share) in the first nine months of 2010.
  Revenues for the third quarter of 2010 increased by $277 million, or 15%, to $2,122 million when compared to the same period in 2009. Revenues for the first nine months of 2010 increased by $695 million, or 13%, to $6,180 million when compared to the same period in 2009. The increases were mainly due to significantly higher freight volumes in almost all markets as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.
  For the third quarter of 2010, operating expenses increased by $132 million, or 11%, to $1,288 million when compared to the same period in 2009. Operating expenses for the first nine months of 2010 increased by $198 million, or 5%, to $3,930 million when compared to the same period in 2009. The increases were primarily due to higher fuel costs, increased labor and fringe benefits expenses and higher casualty and other expenses. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, the impact of EJ&E acquisition-related costs recorded in the first half of 2009 and lower equipment rents, particularly in the first half of the year.
The operating ratio, defined as operating expenses as a percentage of revenues, was 60.7% in the current quarter compared to 62.7% in the third quarter of 2009, a 2.0-point improvement. The nine-month operating ratio was 63.6% in 2010, compared to 68.0% in 2009, a 4.4-point improvement. Excluding the 2009 EJ&E acquisition-related costs, the nine-month operating ratio was 63.6% in 2010, compared to an adjusted operating ratio of 67.1% in 2009, a 3.5-point improvement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

Three months ended September 30					Nine months ended September 30
In millions, unless otherwise indicated	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
(Unaudited)
Rail freight revenues	$1,887	$1,656	14%	17%	$5,521	$4,953	11%	19%
Other revenues	235	189	24%	28%	659	532	24%	31%
Total revenues	$2,122	$1,845	15%	18%	$6,180	$5,485	13%	20%
Rail freight revenues
Petroleum and chemicals	$341	$309	10%	14%	$991	$958	3%	12%
Metals and minerals	227	183	24%	29%	647	539	20%	31%
Forest products	303	291	4%	8%	890	876	2%	11%
Coal	164	128	28%	31%	451	342	32%	39%
Grain and fertilizers	318	298	7%	10%	1,017	985	3%	10%
Intermodal	427	359	19%	20%	1,176	996	18%	21%
Automotive	107	88	22%	26%	349	257	36%	48%
Total rail freight revenues	$1,887	$1,656	14%	17%	$5,521	$4,953	11%	19%
Revenue ton miles (RTM) (millions)	43,990	40,487	9%	9%	132,646	118,043	12%	12%
Rail freight revenue/RTM (cents)	4.29	4.09	5%	8%	4.16	4.20	(1%)	6%

Revenues for the quarter ended September 30, 2010 totaled $2,122 million compared to $1,845 million in the same period in 2009, an increase of $277 million, or 15%. Revenues for the first nine months of 2010 were $6,180 million, an increase of $695 million, or 13%, when compared to the same period in 2009. The increases in both the third quarter and first nine months of 2010 were mainly due to significantly higher freight volumes in almost all markets as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge, in the range of $50 million for the third quarter and $210 million for the first nine months of the year, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.
Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 9% in the third quarter and 12% in the first nine months of 2010, when compared to the same periods in 2009. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 5% in the third quarter mainly due to the impact of a higher fuel surcharge, freight rate increases and a decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in the first nine months of 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge, freight rate increases, and a decrease in the average length of haul, particularly in the latter half of the year.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$341	$309	10%	14%	$991	$958	3%	12%
RTMs (millions)	7,696	7,470	3%	3%	23,240	22,111	5%	5%
Revenue/RTM (cents)	4.43	4.14	7%	11%	4.26	4.33	(2%)	7%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. Revenues for this commodity group increased by $32 million, or 10%, in the third quarter and $33 million, or 3%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the third quarter and first nine months of 2010 were mainly due to higher shipments of chemical products, due to improvements in industrial production, and sulfur and petroleum products; freight rate increases; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.  Revenue per revenue ton mile increased by 7% in the third quarter and decreased by 2% in the first nine months of 2010. The increase in the third quarter was mainly due to freight rate increases and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar. The decrease in the first nine months of 2010 was mainly due to the negative translation impact of the stronger Canadian dollar, particularly in the first half of the year, that was partly offset by freight rate increases and the impact of a higher fuel surcharge.

Metals and minerals

	Three months ended September 30				Nine months ended September 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$227	$183	24%	29%	$647	$539	20%	31%
RTMs (millions)	4,301	3,422	26%	26%	12,289	9,487	30%	30%
Revenue/RTM (cents)	5.28	5.35	(1%)	3%	5.26	5.68	(7%)	1%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. Revenues for this commodity group increased by $44 million, or 24%, in the third quarter and $108 million, or 20%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the third quarter and first nine months of 2010 were mainly due to continued improvement in the steel industry, which resulted in greater shipments of steel products and iron ore; stronger volumes of construction materials; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in the third quarter and 7% in the first nine months of 2010, mainly due to the negative translation impact of the stronger Canadian dollar, and a significant increase in short-haul traffic, particularly in the second quarter. These factors were partly offset by the impact of a higher fuel surcharge.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Forest products

	Three months ended September 30				Nine months ended September 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$303	$291	4%	8%	$890	$876	2%	11%
RTMs (millions)	7,245	7,288	(1%)	(1%)	21,881	20,684	6%	6%
Revenue/RTM (cents)	4.18	3.99	5%	9%	4.07	4.24	(4%)	4%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. Revenues for this commodity group increased by $12 million, or 4%, in the third quarter and $14 million, or 2%, in the first nine months of 2010 when compared to the same periods in 2009. The increase in the third quarter was mainly due to increased shipments of woodpulp to offshore markets and of paper products, freight rate increases, and the impact of a higher fuel surcharge. The increase in the first nine months of 2010 was mainly due to higher lumber and panel shipments, as well as shipments of woodpulp to offshore markets; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in the third quarter and decreased by 4% in the first nine months of 2010. The increase in the third quarter was mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar. The decrease in the first nine months of 2010 was mainly due to the negative translation impact of the stronger Canadian dollar, particularly in the first half of the year, that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

Coal

	Three months ended September 30				Nine months ended September 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$164	$128	28%	31%	$451	$342	32%	39%
RTMs (millions)	5,381	4,343	24%	24%	14,648	10,629	38%	38%
Revenue/RTM (cents)	3.05	2.95	3%	6%	3.08	3.22	(4%)	1%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States, as well as offshore markets. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. Revenues for this commodity group increased by $36 million, or 28%, in the third quarter and $109 million, or 32%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the third quarter and first nine months of 2010 were mainly due to strong volumes of Canadian export coal from new origins as well as increased Asian demand from existing mines, expanding demand for thermal coal in the U.S., freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 3% in the third quarter and decreased by 4% in the first nine months of 2010. The increase in the third

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

quarter was mainly due to freight rate increases and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar. The decrease in the first nine months of 2010 was mainly due to the negative translation impact of the stronger Canadian dollar and a significant increase in the average length of haul that were partly offset by freight rate increases and the impact of a higher fuel surcharge.

Grain and fertilizers

	Three months ended September 30				Nine months ended September 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$318	$298	7%	10%	$1,017	$985	3%	10%
RTMs (millions)	9,288	8,971	4%	4%	31,849	29,578	8%	8%
Revenue/RTM (cents)	3.42	3.32	3%	6%	3.19	3.33	(4%)	2%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, peas and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. Revenues for this commodity group increased by $20 million, or 7%, in the third quarter and $32 million, or 3%, in the first nine months of 2010 when compared to the same periods in 2009. The increase in the third quarter was mainly due to strong volumes of oil seeds, increased shipments of peas for export, freight rate increases, and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar. The increase in the first nine months of 2010 was mainly due to higher shipments of potash and corn, the impact of a higher fuel surcharge, and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.  Revenue per revenue ton mile increased by 3% in the third quarter and decreased by 4% in the first nine months of 2010. The increase in the third quarter was mainly due to freight rate increases and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar. The decrease in the first nine months was mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge.

Intermodal

	Three months ended September 30				Nine months ended September 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$427	$359	19%	20%	$1,176	$996	18%	21%
RTMs (millions)	9,497	8,480	12%	12%	26,792	24,064	11%	11%
Revenue/RTM (cents)	4.50	4.23	6%	8%	4.39	4.14	6%	9%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. Revenues for this commodity group increased by $68 million, or 19%, in the third quarter and $180 million, or 18%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the third quarter and first nine months of 2010 were mainly due to higher volumes from overseas markets, particularly through the Ports of Vancouver and Prince Rupert, and domestic retail shipments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 6% in both the third quarter and first nine months of 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Automotive

	Three months ended September 30				Nine months ended September 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$107	$88	22%	26%	$349	$257	36%	48%
RTMs (millions)	582	513	13%	13%	1,947	1,490	31%	31%
Revenue/RTM (cents)	18.38	17.15	7%	11%	17.93	17.25	4%	13%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this commodity group increased by $19 million, or 22%, in the third quarter and $92 million, or 36%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the third quarter and first nine months of 2010 were mainly due to significantly higher volumes of domestic finished vehicles traffic, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.  Revenue per revenue ton mile increased by 7% in the third quarter and 4% in the first nine months of 2010, mainly due to the impact of a higher fuel surcharge, freight rate increases, and a significant decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Other revenues
Other revenues include revenues from services such as non-rail transportation and interswitching. Other revenues increased by $46 million, or 24% (28% at constant currency), in the third quarter and $127 million, or 24% (31% at constant currency), in the first nine months of 2010 when compared to the same periods in 2009, mainly due to higher non-rail transportation services that was partly offset by the negative translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

Operating expenses for the third quarter of 2010 amounted to $1,288 million, compared to $1,156 million in the same quarter of 2009. Operating expenses for the first nine months of 2010 were $3,930 million, compared to $3,732 million in the same period of 2009. The increases of $132 million, or 11%, in the third quarter and $198 million, or 5%, in the first nine months of 2010 were mainly due to higher fuel costs, increased labor and fringe benefits expenses and higher casualty and other expenses. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, the impact of EJ&E acquisition-related costs recorded in the first half of 2009 and lower equipment rents, particularly in the first half of the year.

	Three months ended September 30						Nine months ended September 30
			% Change	% Change at constant currency	Percentage of revenues				% Change	% Change at constant currency	Percentage of revenues
In millions	2010	2009			2010	2009	2010	2009			2010	2009
	(Unaudited)
Labor and fringe benefits	$437	$416	(5%)	(7%)	20.6%	22.5%	$1,321	$1,283	(3%)	(8%)	21.4%	23.4%
Purchased services and material	246	227	(8%)	(11%)	11.6%	12.3%	754	771	2%	(4%)	12.2%	14.0%
Fuel	249	205	(21%)	(27%)	11.7%	11.1%	757	586	(29%)	(44%)	12.3%	10.7%
Depreciation and amortization	204	191	(7%)	(8%)	9.6%	10.4%	614	593	(4%)	(7%)	9.9%	10.8%
Equipment rents	61	66	8%	3%	2.9%	3.6%	181	218	17%	9%	2.9%	4.0%
Casualty and other	91	51	(78%)	(86%)	4.3%	2.8%	303	281	(8%)	(15%)	4.9%	5.1%
Total operating expenses	$1,288	$1,156	(11%)	(15%)	60.7%	62.7%	$3,930	$3,732	(5%)	(12%)	63.6%	68.0%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $21 million, or 5%, in the third quarter and $38 million, or 3%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the three- and nine-month periods were mainly due to higher incentive compensation and annual wages, the impact of increased freight volumes, and higher health and welfare costs. These factors were partially offset by the translation impact of the stronger Canadian dollar and higher pension income.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $19 million, or 8%, in the third quarter and decreased by $17 million, or 2%, in the first nine months of 2010 when compared to the same periods in 2009. The increase in the three-month period was mainly due to higher expenses for third-party non-rail transportation services due to higher volumes, which were partly offset by the translation impact of the stronger Canadian dollar.  The decrease in the nine-month period was mainly a result of the translation impact of the stronger Canadian dollar and lower expenses for repairs and utilities as a result of mild weather conditions, primarily in the first quarter. These factors were partly offset by higher expenses for third-party non-rail transportation services due to higher volumes.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, intermodal and other equipment as well as provincial, federal and state fuel taxes. These expenses increased by $44 million, or 21%, in the third quarter and $171 million, or 29%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the three- and nine-month periods were primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the translation impact of the stronger Canadian dollar and productivity improvements, primarily in the first half of the year.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $13 million, or 7%, in the third quarter and $21 million, or 4%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in both the three- and nine-month periods were mainly due to the impact of net capital additions and a change in the expected life for certain assets, which were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $5 million, or 8%, in the third quarter and $37 million, or 17%, in the first nine months of 2010 when compared to the same periods in 2009. The decreases in both the three- and nine-month periods were primarily due to reduced lease expense for cars and locomotives, partly due to better asset utilization, the translation impact of the stronger Canadian dollar, and increased car hire income, particularly in the third quarter of 2010.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses increased by $40 million, or 78%, in the third quarter and $22 million, or 8%, in the first nine months of 2010 when compared to the same periods in 2009. The increases in the three- and nine-month periods were mainly due to an increase in the environmental expense and a net increase in the expense for Canadian and U.S. personal injury claims, as the Company reduced its liability for U.S. personal injury claims in the third quarter of 2009 and increased its liability for Canadian personal injury claims in the first quarter of 2010 pursuant to actuarial valuations. An actuarial valuation for U.S. claims is expected to be completed in the fourth quarter of 2010. The translation impact of the stronger Canadian dollar partly offset the increasing factors. Also affecting the nine-month period were the EJ&E acquisition-related costs of $49 million expensed in the first half of 2009.

Other

Interest expense: Interest expense decreased by $7 million, or 7% (3% at constant currency), for the third quarter and $44 million, or 14% (4% at constant currency), for the first nine months of 2010 when compared to the same periods in 2009, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense.

Other income: In the third quarter and first nine months of 2010, the Company recorded Other income of $24 million and $200 million, compared to $21 million and $191 million, respectively in the same periods in 2009. Included in Other income for both years were gains on sales of the Company’s subdivisions of $152 million for the Oakville subdivision in the first quarter of 2010 and $157 million for the Weston subdivision in the first quarter of 2009. Gains on disposal of land and higher income from other business activities also contributed to the increase in the first nine months of 2010.

Income tax expense: The Company recorded income tax expense of $212 million for the third quarter of 2010 compared to $152 million for the same period in 2009. For the nine-month period ended September 30, 2010, income tax expense was $576 million compared to $355 million for the same period in 2009. Included in income tax expense for the first nine months of 2009 was a deferred income tax recovery of $58 million, of which $15 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $12 million and $15 million, recorded in the second and first quarters, respectively, resulted from the enactment of lower provincial corporate income tax rates; and $16 million, recorded in the second quarter, resulted from the recapitalization of a foreign investment. The effective tax rate for the three and nine months ended September 30, 2010 was 27.6% and 26.5%, respectively, and 24.8% and 21.8%, respectively, for the same periods in 2009. Excluding the 2009 deferred income tax recovery discussed herein, the effective tax rates for the third quarter and first nine months of 2009 were 27.2% and 25.4%, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data – unaudited

In millions, except per share data
	2010			2009				2008
	Quarters			Quarters				Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$2,122	$2,093	$1,965	$1,882	$1,845	$1,781	$1,859	$2,200
Operating income	$834	$813	$603	$653	$689	$583	$481	$820
Net income	$556	$534	$511	$582	$461	$387	$424	$573

Basic earnings per share	$1.20	$1.14	$1.08	$1.24	$0.98	$0.83	$0.91	$1.22
Diluted earnings per share	$1.19	$1.13	$1.08	$1.23	$0.97	$0.82	$0.90	$1.21

Dividend declared per share	$0.2700	$0.2700	$0.2700	$0.2525	$0.2525	$0.2525	$0.2525	$0.2300

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above. The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2010			2009				2008
	Quarters			Quarters				Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Deferred income tax recoveries (1)	$-	$-	$-	$99	$15	$28	$15	$42
Gain on disposal of property (after-tax) (2) (3) (4)	-	-	131	59	-	-	135	-
EJ&E acquisition-related costs (after-tax) (5)	-	-	-	-	-	(2)	(28)	-
Impact on net income	$-	$-	$131	$158	$15	$26	$122	$42

Basic earnings per share	$-	$-	$0.28	$0.33	$0.03	$0.06	$0.26	$0.09
Diluted earnings per share	$-	$-	$0.28	$0.33	$0.03	$0.06	$0.26	$0.09

(1)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(2)	The Company sold its Oakville subdivision for proceeds of $168 million. A gain on disposal of $152 million ($131 million after-tax) was recognized in Other income.

(3)	The Company sold its Lower Newmarket subdivision for proceeds of $71 million. A gain on disposal of $69 million ($59 million after-tax) was recognized in Other income.

(4)	The Company sold its Weston subdivision for proceeds of $160 million. A gain on disposal of $157 million ($135 million after-tax) was recognized in Other income.

(5)	The Company recorded costs related to the acquisition of the EJ&E of $49 million ($30 million after-tax) in Casualty and other expense.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has available a commercial paper program, which is backstopped by a portion of its US$1 billion revolving credit facility, and an accounts receivable securitization program. If the Company were to lose access to either program for an extended period of time, the Company could rely on its US$1 billion revolving credit facility.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at September 30, 2010 and December 31, 2009, the Company had cash and cash equivalents of $548 million and $352 million, respectively, and working capital of $509 million and $253 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital market. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities: Cash provided from operating activities for the three and nine months ended September 30, 2010 was $488 million and $1,944 million, respectively, compared to $650 million and $1,600 million, respectively, for the same periods in 2009. Net cash receipts from customers and other were $6,203 million for the nine months ended September 30, 2010, an increase of $663 million when compared to the same period in 2009, mainly due to higher revenues and a shorter collection cycle. Payments for employee services, suppliers and other expenses were $3,349 million for the nine months ended September 30, 2010, an increase of $79 million when compared to the same period in 2009, mainly due to higher payments for fuel that were partly offset by a lower foreign exchange rate on US dollar-denominated payments. Payments for interest and personal injury and other claims in the first nine months of 2010 were $311 million, compared to $392 million in the same period in 2009. In the first nine months of 2010, pension contributions were $413 million, compared to $85 million in the same period in 2009. In 2010, the Company made a voluntary contribution of $300 million to strengthen the financial position of its main pension plan, the CN Pension Plan, and the remainder of the contributions mainly represents current service costs under the plans. Total pension contributions for 2010 are expected to be approximately $430 million. Also consuming cash in the nine-month period ended September 30, 2010 were payments for income taxes of $186 million, a decrease of $7 million when compared to the same period of 2009. In 2010, net income tax payments are expected to be in the range of $225 million.

Investing activities: Cash used by investing activities for the three and nine months ended September 30, 2010 amounted to $386 million and $636 million, respectively, compared to $322 million and $1,004 million, respectively, for the comparable periods in 2009. The Company’s investing activities in the first nine months of 2010 included property additions of $824 million, a decrease of $14 million when compared to the same period in 2009, and cash proceeds of $167 million from the disposition of the Company’s Oakville subdivision. Investing activities in the first nine months of 2009 included the payment of $373 million for the EJ&E acquisition and cash proceeds of $157 million from the disposition of the Company’s Weston subdivision. See the Acquisition and disposal of property section of this MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The following table details property additions for the three and nine months ended September 30, 2010 and 2009:

	Three months ended September 30		Nine months ended September 30
In millions	2010	2009	2010	2009
Track and roadway	$316	$282	$657	$634
Rolling stock	33	19	127	116
Buildings	9	7	20	28
Information technology	24	23	66	67
Other	7	17	16	39
Gross property additions	389	348	886	884
Less: capital leases (1)	-	6	62	46
Property additions	$389	$342	$824	$838

(1)
For the three and nine months ended September 30, 2010, the Company recorded nil and $62 million, respectively, of assets acquired through equipment leases ($6 million and $46 million, respectively, for the three and nine months ended September 30, 2009), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2010, the Company expects to invest approximately $1.6 billion for its capital programs, of which approximately $950 million is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

Free cash flow

The Company utilized $20 million and generated $938 million of free cash flow for the three and nine months ended September 30, 2010, respectively, compared to generated free cash flow of $194 million and $657 million, respectively, for the same periods in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
In millions	2010	2009	2010	2009

Cash provided from operating activities	$488	$650	$1,944	$1,600
Cash used by investing activities	(386)	(322)	(636)	(1,004)
Cash provided before financing activities	102	328	1,308	596

Adjustments:
Change in accounts receivable securitization	-	-	2	68
Dividends paid	(125)	(119)	(378)	(355)
Acquisition of EJ&E	-	-	-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	3	(15)	6	(25)
Free cash flow	$(20)	$194	$938	$657

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financing activities: Cash used by financing activities for the three and nine months ended September 30, 2010 totaled $453 million and $1,118 million, respectively, compared to $511 million and $751 million, respectively, for the same periods in 2009. In the first nine months of 2010, the reduction of long-term debt related entirely to the Company’s capital lease obligations. In the third quarter of 2009, the Company, through a wholly-owned subsidiary, repurchased 82% of the 4.25% Notes due in August 2009 with a carrying value of US$245 million pursuant to a tender offer for a total cost of US$245 million. The remaining 18% of the 4.25% Notes with a carrying value of US$55 million were paid upon maturity. In February 2009, the Company issued US$550 million (Cdn$684 million) of 5.55% Notes due in 2019 of which the net proceeds of US$540 million (Cdn$672 million) were used to repay a portion of its then outstanding commercial paper and its accounts receivable securitization program. In the first nine months of 2009, issuances and repayments of long-term debt related mainly to the Company’s commercial paper program.
Cash received from stock options exercised during the quarters ended September 30, 2010 and 2009 was $19 million and $26 million, respectively, and the related tax benefit realized upon exercise was $8 million and $8 million, respectively. Cash received from stock options exercised during the first nine months of 2010 and 2009 was $76 million and $36 million, respectively, and the related tax benefit realized upon exercise was $25 million and $13 million, respectively.
In the third quarter and first nine months of 2010, the Company repurchased 3.8 million and 11.5 million common shares for $237 million (weighted-average price per share of $62.26) and $683 million (weighted-average price per share of $59.35), respectively, under its 15.0 million share repurchase program. In 2009, the Company did not repurchase any common shares under its previous 25.0 million share repurchase program, which expired on July 20, 2009.
The Company paid quarterly dividends of $0.2700 per share amounting to $125 million in the third quarter and $378 million in the first nine months of 2010, compared to $119 million and $355 million, respectively, at the rate of $0.2525 per share, for the same periods in 2009.

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	September 30,	2010	2009
Debt-to-total capitalization ratio (1)		34.4%	36.7%
Add: Present value of operating lease commitments plus securitization financing (2)		1.9%	2.1%
Adjusted debt-to-total capitalization ratio		36.3%	38.8%

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Twelve months ended September 30,	2010	2009
Debt		$6,226	$6,600
Add: Present value of operating lease commitments plus securitization financing (2)		536	634
Adjusted debt		6,762	7,234

Operating income		2,903	2,573
Add: Depreciation and amortization		811	790
EBITDA (excluding Other income)		3,714	3,363
Add: Deemed interest on operating leases		31	34
Adjusted EBITDA		$3,745	$3,397
Adjusted debt-to-adjusted EBITDA		1.81 times	2.13 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization ratio at September 30, 2010 and adjusted debt-to-adjusted EBITDA ratio for the twelve months ended September 30, 2010 as compared to the same periods in 2009 was mainly due to a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date and higher income.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a US$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at September 30, 2010, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2009) and had letters of credit drawn of $438 million ($421 million as at December 31, 2009).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at September 30, 2010, the Company had no outstanding borrowings under its commercial paper program (nil as at December 31, 2009).

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2010:

In millions	Total	2010	2011	2012	2013	2014	2015 & thereafter
Long-term debt obligations (1)	$5,298	$-	$410	$-	$409	$333	$4,146
Interest on long-term debt obligations	5,344	75	324	298	289	271	4,087
Capital lease obligations (2)	1,275	20	178	81	105	241	650
Operating lease obligations (3)	656	31	116	96	71	45	297
Purchase obligations (4)	888	441	173	100	88	44	42
Other long-term liabilities reflected on
the balance sheet (5)	872	18	69	52	49	61	623
Total obligations (6)	$14,333	$585	$1,270	$627	$1,011	$995	$9,845

(1)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $928 million which are included in “Capital lease obligations.”

(2)	Includes $928 million of minimum lease payments and $347 million of imputed interest at rates ranging from 0.7% to 11.8%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

(6)
In addition, the Company has commitments in relation to the EJ&E acquisition to spend, over the next two years, approximately US$100 million for railroad infrastructure improvements and over US$60 million, over the next four years, under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities' concerns, and additional conditions imposed by the Surface Transportation Board (STB).

For 2010 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statement.

Acquisition and disposal of property

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow to be released in accordance with the terms of the agreement. As at September 30, 2010, a minimal amount remained in escrow. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

2009 - Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company (EJ&E), a short-line railway that operates over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (Cdn$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of $49 million ($30 million after-tax) were expensed and reported in Casualty and other in the Consolidated Statement of Income in the first half of 2009.

2009 - Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which now stands at $100 million until January 31, 2011, to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will return to $600 million until the expiry of the program.
The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to comply with could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.
As at September 30, 2010, the Company had no receivables sold under this program. As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 7 – Major commitments and contingencies, to the Company’s unaudited Interim Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2009 Annual Consolidated Financial Statements. The following table provides the total compensation expense for awards under all plans that was recorded, as well as the related total tax benefits recognized in income, for the three and nine months ended September 30, 2010 and 2009.

	Three months ended September 30		Nine months ended September 30
In millions	2010	2009	2010	2009

Cash settled awards
Restricted share unit plan	$22	$14	$61	$31
Voluntary Incentive Deferral Plan	9	10	15	24
	31	24	76	55
Stock option awards	3	2	8	11
Total compensation expense	$34	$26	$84	$66

Total tax benefit recognized in income	$8	$8	$21	$19

Additional disclosures are provided in Note 4 – Stock plans, to the Company’s unaudited Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At September 30, 2010, the Company did not have derivative financial instruments outstanding. At September 30, 2010, Accumulated other comprehensive loss included an unamortized gain of $10 million, $7 million after-tax ($11 million, $8 million after-tax at December 31, 2009) relating to treasury lock transactions settled in 2004, which is being amortized over the term of the related debt.
Additional disclosures are provided in Note 18 – Financial instruments to the Company’s 2009 Annual Consolidated Financial Statements as well as Note 8 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Common stock

Share repurchase program
In January 2010, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
The following table provides the 2010 activity under the current share repurchase program:

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Number of common shares repurchased (millions) (1)	3.8	11.5
Weighted-average price per share	$62.26	$59.35
Amount of repurchase (millions)	$237	$683
(1) Includes common shares purchased pursuant to private agreements between the Company and arm’s-length third-party sellers.

Outstanding share data
As at October 26, 2010, the Company had 462.5 million common shares and 9.2 million stock options outstanding.

Recent accounting pronouncements and other

In March 2010, the Patient Protection and Affordable Care Act (PPACA) (H.R. 3590) and the Health Care and Education Reconciliation Act of 2010 (H.R. 4872) were signed into law in the United States (the Acts). The PPACA changes the tax treatment of federal subsidies paid to sponsors of retiree health benefit plans, such as the Company, that provide a benefit that is at least actuarially equivalent to the benefits under Medicare Part D. Under FASB ASC 740 “Income Taxes,” the impact of the change in tax law is to be recognized in continuing operations in the income statement in the period the PPACA was signed into law. This change had a minimal impact on the net deferred income tax liability of the Company. Based on the interim final rules issued by the U.S. Department of Health and Human Services, the changes required for 2011 pursuant to other various provisions of the Acts will have a minimal impact on the Company’s U.S. health care plans. The health care reform also includes provisions applicable in future years, for which the impact will be assessed as regulations are finalized.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2009, as well as the effect of changes to these estimates, can be found on pages 32 to 38 of the Company’s 2009 Annual Report.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

As at September 30, 2010 and December 31 and September 30, 2009, the Company had the following amounts outstanding relating to its critical accounting estimates:

	September 30	December 31	September 30
In millions	2010	2009	2009
	(Unaudited)		(Unaudited)
Pension asset	$1,299	$846	$1,636
Pension liability	221	222	228
Other postretirement benefits liability	266	268	245
Provision for personal injury and other claims	367	344	381
Provision for environmental costs	161	103	109
Net deferred income tax provision	5,387	5,014	5,293
Properties	22,646	22,630	22,454

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers, including the recent situation in the North American and global economies, can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry and that further consolidation within the transportation industry will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the compliance and capital costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Personal injury and other claims
The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at September 30, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at September 30, 2010, CN employed a total of 15,332 employees in Canada, of which 11,679 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.
On March 18, 2010, an arbitration decision was issued setting out the terms and conditions of the new collective agreements between CN and the Teamsters Canada Rail Conference (TCRC), covering approximately 1,500 locomotive engineers (representing approximately 90% of the locomotive engineers). These collective agreements will expire on December 31, 2011. This decision concluded the bargaining process initiated by the parties in September 2008. In December 2009, the parties had agreed to end a five-day strike by submitting two outstanding issues, general wage increases and improvements to existing benefits, to binding arbitration.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

On March 23, 2010, CN initiated the bargaining process for the renewal of four collective agreements applicable to approximately 3,000 conductors, trainmen and yardmen (CTY), represented by the TCRC-CTY, which were to expire on July 22, 2010. On October 1, 2010, a tentative agreement was reached with the TCRC-CTY for a three year renewal of the collective agreements. This agreement is subject to ratification by the employees and results are expected in November 2010. The new collective agreements would be in effect until July 22, 2013.
On May 10, 2010, CN and the TCRC ratified the collective agreement covering approximately 200 rail traffic controllers. The three-year agreement is retroactive to January 1, 2009.
On May 30, 2010, the tentative agreement reached between CN and the TCRC representing maintenance-of-way employees working on the Chemin de fer de la Matapédia et du Golfe, Ottawa Central Railway and New Brunswick East Coast Railway shortlines was ratified. The three-year agreement is retroactive to January 1, 2009.
On July 19, 2010, the tentative agreement reached between CN and the TCRC-CTY for the renewal of a collective agreement covering conductors working on the Chemin de fer d’intérêt local / Northern Quebec Territory was ratified. The five-year agreement is retroactive to December 15, 2007.
On September 1, 2010, CN and the Canadian Auto Workers (CAW) initiated the bargaining process for the renewal of four collective agreements applicable to clerical and intermodal employees, shopcraft mechanics and electricians, and owner operator truck drivers working for a CN subsidiary, which will expire on December 31, 2010. On October 14, 2010, the CAW filed notices of dispute with the Minister of Labour. After receipt of a proper notice, the Minister has 15 days to decide whether to appoint a conciliator, a conciliation commissioner, a conciliation board or take no further action. In any event, a legal strike or lockout is not possible before the expiry of the collective agreements.
Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lock-outs or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at September 30, 2010, CN employed a total of 6,831 employees in the United States, of which 5,638 were unionized employees.
As of October 2010, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC rail traffic controllers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to regulatory recourses with respect to rates and service. The following recent action has been taken by the federal government:

On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review is being conducted in two phases. Phase 1, which is now completed, consisted of analytical work to achieve a better understanding of the state of rail service. Phase 2 commenced on September 23, 2009 with the appointment of a panel to develop recommendations in consultation with stakeholders. Over 100 public submissions were made, including three from CN, in response to the panel’s invitation to all interested parties to provide written submissions. The panel issued an interim report on October 8, 2010, and is expected to file its final report and recommendations with the Minister of Transport and Infrastructure by the end of 2010.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

Economic regulation – U.S.
Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to government oversight with respect to rate, service and business practice issues. The STB has completed the following recent proceedings:

(i) A review of the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service, whereby the STB directed carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. The Company implemented a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.

(ii) A review of rate dispute resolution procedures, whereby the STB modified its rate guidelines for handling medium-sized and smaller rate disputes.

(iii) A review that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, line abandonment and other regulatory proceedings.

As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. The STB will assess, starting with the third quarter of 2010, compliance with the standard based on metrics issued by the FRA on May 12, 2010. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Legislation to repeal the railroad industry’s limited antitrust exemptions was introduced in 2009 in both Houses of Congress. The Senate Judiciary Committee approved its version of the legislation in March 2009 and the House Judiciary Committee approved its antitrust bill in September 2009. Broader legislation to modify the system of economic regulation of the railroad industry was

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted in its current form, the legislation would make significant changes to the economic regulatory system governing rail operations in the United States.

The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice.
The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. In early 2010, the STB directed an audit of the Company’s EJ&E operational and environmental mitigation reports and released the results of the audit to the public in April 2010.  The audit generally confirmed CN’s compliance with the STB’s reporting conditions and its cooperation with local communities to mitigate the adverse impacts of additional traffic expected as a result of the EJ&E transaction. However, the audit recommended clarification of reporting requirements for blocked crossings on the EJ&E line. Based on the audit and subsequent direction by the STB, CN provided requested information to the STB on April 26, 2010. On April 28, 2010, the STB held a hearing to review CN’s reporting on blocked crossing occurrences along the EJ&E line. The STB’s final report on the results of the audit is still pending.
Although the STB granted the Company’s application to acquire control of the EJ&E, challenges have since been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them.
The final outcome of such challenges, as well as the resolution of matters that could arise during the STB’s five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on our Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast Guard on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Safety regulation - Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act (Act), as well as the rail portions of other safety-related statutes.  The following action has been taken by the federal government:

In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report has been tabled in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The amendments will require all companies operating a railway under federal jurisdiction to obtain a safety-based railway operating certificate. Bill C-33 also proposes to introduce administrative monetary penalties for violations of designated provisions of the Act or regulations and increases the maximum amount of judicial penalties for contraventions of the Act.

Safety regulation - U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. The Company is currently analyzing the impact of this requirement on its network and taking steps to ensure implementation in accordance with the new law. Implementation costs associated with the PTC are estimated to be approximately US$220 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) Beginning in 2009, the PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA has issued regulations that, beginning December 26, 2008, require rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and beginning April 1, 2009, ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations, effective March 14, 2009, revising standards to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

(iv) In Canada, the government amended the Transportation of Dangerous Goods Act on June 16, 2009. The amendments require security training and screening of personnel working with dangerous goods. The amendments also enable the development of a program to require a transportation security clearance for dangerous goods and enable the establishment of regulations requiring that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main pension plan, the CN Pension Plan. For accounting purposes, the funded status of all pension plans is calculated at the measurement date under generally accepted accounting principles, which for the Company is December 31. For funding purposes, the funded status of the Canadian pension plans is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries (CIA) to determine the contribution level. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. As such, in 2010, the Company made voluntary contributions of $300 million in excess of the current service costs to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations. Due to recent legislative changes, actuarial valuations which were generally required on a triennial basis, will be required on an annual basis as at December 31, 2011 for the Company's largest Canadian pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). The federal pension legislation allows for funding of deficits, if any, to be paid over a number of years.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 45% of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

its workforce will be eligible to retire within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders  and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought and hurricanes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for the Company’s customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy;

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

(b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Freight forwarding
CN WorldWide International, the Company’s international freight-forwarding subsidiary, operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2010, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the third quarter ending September 30, 2010, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2009 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
October 26, 2010

 Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  October 28, 2010
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 5
Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2010

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 28, 2010	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel